Exhibit 99.1

Diginex Limited Announces Pricing of Initial Public Offering

HONG KONG, January 22, 2025 – Diginex Limited (“Diginex” or the “Company”), incorporated in the Cayman Islands, is an impact technology business that helps organizations to address the some of the most pressing Environmental, Social and Governance (“ESG”), climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action, today announced the pricing of its initial public offering (the “Offering”) of 2,250,000 ordinary shares at a public offering price of $4.10 per ordinary share, for total gross proceeds of $9,225,000, before deducting underwriting discounts, commissions, and other related expenses.

The Company has granted the underwriters a 45-day option to purchase up to an additional 337,500 ordinary shares at the initial public offering price, less underwriting discounts to cover over-allotments, if any. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on January 22, 2025, under the ticker symbol “DGNX.” The Offering is expected to close on or about January 23, 2025, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Dominari Securities LLC is acting as the representative of the underwriters, and Revere Securities, LLC is a co-underwriter to the Offering.

A registration statement on Form F-1 relating to the Offering (File No. 333-282027), as amended, was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on December 20, 2024. A post-effective amendment to the registration statement on Form F-1 relating to the Offering (File No. 333-282027) was filed with the SEC and was declared effective by the SEC on January 16, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering, when available, may be obtained from Dominari Securities LLC, 725 5th Ave, 23rd Floor, New York, NY 10022, Telephone: (212) 393-4500; Email: investmentbanking@dominarisecurities.com).

Before you invest, you should read the registration statement (including the post-effective amendment) and the preliminary prospectus contained therein and the final prospectus, when available, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Diginex Limited

Diginex Limited is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands in 2024, with subsidiaries located in Hong Kong, United Kingdom and United States of America. Diginex Limited conducts operations through its wholly owned subsidiary Diginex Solutions (HK) Limited, a Hong Kong corporation (“DSL”) and DSL is the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. DSL commenced operations in 2020, is headquartered in Hong Kong, and is a software company that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. DSL is an impact technology business that helps organizations to address the some of the most pressing ESG, climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action.

Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Diginex

Investor Relations

Email:ir@diginex.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global